SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 7)*

                           MCCLATCHY NEWSPAPERS, INC.
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                   579489-10-5
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                                 (CUSIP Number)

                           Karole Morgan-Prager, Esq.
                     General Counsel and Corporate Secretary
                           McClatchy Newspapers, Inc.
                                  2100 Q Street
                                 P.O. Box 15779
                          Sacramento, California 95852
                                 (916) 321-1828
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 13, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 579489-10-5                    13D                  Page 2 of 13 Pages



1.       NAME OF REPORTING PERSONS.                          James B. McClatchy

         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSON
_______________________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |X|
_______________________________________________________________________________

3.       SEC USE ONLY
_______________________________________________________________________________

4.       SOURCE OF FUNDS                                         Not applicable
_______________________________________________________________________________

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             |_|
_______________________________________________________________________________

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
_______________________________________________________________________________

  NUMBER OF                7.       SOLE VOTING POWER                 2,447,972
   SHARES                  ____________________________________________________
BENEFICIALLY
  OWNED BY                 8.       SHARED VOTING POWER              13,598,581
    EACH                   ____________________________________________________
  REPORTING
   PERSON                  9.       SOLE DISPOSITIVE POWER            2,447,972
    WITH                   ____________________________________________________

                           10.      SHARED DISPOSITIVE POWER         13,598,581
_______________________________________________________________________________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            16,046,553
_______________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            |_|
_______________________________________________________________________________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               63.0%
_______________________________________________________________________________

14.      TYPE OF REPORTING PERSON                                            IN
_______________________________________________________________________________

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CUSIP No. 579489-10-5                  13D                    Page 3 of 13 Pages


                         AMENDMENT NO. 7 TO SCHEDULE 13D


         James B. McClatchy hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on February 1, 1990 (the "Initial Statement") and as amended relating to his beneficial ownership of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc.:

ITEM 1.           SECURITY AND ISSUER

         No amendment.

ITEM 2.           IDENTITY AND BACKGROUND

         No amendment.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No amendment.

ITEM 4.           PURPOSE OF TRANSACTION

         No amendment.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         No amendment.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  The Stockholders Voting Agreement (the "Agreement") by and among Cowles Media Company, a Delaware corporation ("Cowles"), and certain stockholders of McClatchy Newspapers, Inc., a Delaware corporation ("McClatchy"), listed below (each a "Stockholder" and, collectively, the "Stockholders") was originally entered into on November 13, 1997 and amended and restated on November 26, 1997. The Stockholders include: James B. McClatchy, William K. Coblentz, William Ellery McClatchy, William M. Roth, Erwin Potts, Molly Maloney Evangelisti, and Betty Lou Maloney.

                  Pursuant to Section 2(a) of the Agreement, at any meeting of the stockholders of McClatchy, or any adjournment thereof, called to vote upon the Reorganization (as defined in the Agreement and Plan of Reorganization dated as of November 13, 1997 between Cowles and McClatchy

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CUSIP No. 579489-10-5                  13D                    Page 4 of 13 Pages


         (the "Merger Agreement")), in which a wholly owned subsidiary of McClatchy ("Newco Holding") will acquire all of the stock of each of McClatchy and Cowles through mergers of wholly owned subsidiaries of Newco Holding with and into each of McClatchy and Cowles, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Reorganization and the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares (as defined in the Merger Agreement) in favor of the Reorganization, the adoption by McClatchy of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

 ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Stockholders Voting Agreement among Cowles Media Company and certain stockholders of McClatchy Newspapers, Inc. dated
                               November 26, 1997.

CUSIP No. 579489-10-5                    13D                  Page 5 of 13 Pages

                         AMENDMENT NO. 7 TO SCHEDULE 13D


                                S I G N A T U R E



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: November 24, 1997                   By:     /s/ James B. McClatchy
                                              ----------------------------------
                                                     James B. McClatchy